DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

02041154

NO ACT
P.E 6-7-02
0-26303

June 28, 2002

Michael S. Dorf
Wilson Sonsini Goodrich & Rosati
One Market
Spear Tower, Suite 3300
San Francisco, CA 94105

Act	1934
Section	
Rule	14A-8
Public Availability	6/28/2002

Re: Viant Corporation
Incoming letter dated June 7, 2002

Dear Mr. Dorf:

This is in response to your letters dated June 7, 2002 and June 14, 2002 concerning the shareholder proposal submitted to Viant by Dr. Yash P. Joshi. We also have received a letter from the proponent dated June 11, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

PROCESSED
JUL 17 2002
THOMSON
FINANCIAL

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Dr. Yash P. Joshi
President
IT Acquisition Corp.
63 Wade Drive
Summit, NJ 07901

CRGN

WSGR

Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

June 7, 2002

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
2002 JUN 10 PM 3:26
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

**Re: Securities Exchange Act of 1934, Rule 14a-8;
Stockholder Proposal of Yash P. Joshi and IT Acquisition Corp.**

Ladies and Gentlemen:

This letter is to inform you that our client, Viant Corporation, a Delaware corporation ("Viant"), intends to exclude from the Proxy Statement and form of proxy (collectively, the "Proxy Materials") to be mailed to its stockholders in connection with the special stockholder's meeting described below (the "Special Meeting") a stockholder proposal (the "Proposal") received from Yash P. Joshi, President of IT Acquisition Corp. (the "Proponent"). The Proponent's letter setting forth the Proposal is attached hereto as Attachment A (the "Proponent Letter").

The Special Meeting is expected to be called in connection with Viant's proposed merger (the "Merger") with a subsidiary of divine, Inc. ("divine") pursuant to a merger agreement dated as of April 5, 2002 (the "Merger Agreement"). The sole purpose of the meeting is expected to be for Viant stockholders to evaluate and vote on the proposed Merger. Viant and divine intend to file a registration statement on Form S-4 (the "Registration Statement"), which will include the Proxy Materials, with the Securities and Exchange Commission (the "Commission"), and intend to mail the definitive Proxy Materials to Viant's stockholders as soon as the Commission declares the Registration Statement effective.

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") confirm that (i) Viant may properly exclude the Proposal from its Proxy Materials for the reasons set forth below, and (ii) the Staff will not recommend any enforcement action to the Commission if the Proposal is excluded from the Proxy Materials. We also request that the Commission waive the 80-day period set forth in Rule 14a-8(j)(1), so as to permit Viant to mail definitive copies of its Proxy Materials for the Special Meeting as soon as the Commission declares the Registration Statement containing such Proxy Materials effective, which Viant anticipates will occur fewer than 80 days following the date of this letter.

Pursuant to Rule 14a-8(j), enclosed herewith on behalf of Viant are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing the Proponent of our intention to exclude the Proposal from the Proxy Materials.

<u>The Proposal:</u>

The Proposal is as follows: "*Resolved that Viant Corporation be merged with and into IT Acquisition Corp. pursuant to which all Viant shareholders will be paid $1.60 per share in cash as consideration for their shares.*" No statement in support of the Proposal was submitted by the Proponent.

<u>Reasons For Excluding The Proposal</u>:

We believe that the Proposal may be excluded from Viant's Proxy Materials for the following reasons:

- pursuant to Rule 14a-8(b) and 14a-8(f)(1), because the Proponent did not provide the requisite proof of continuous stock ownership in response to Viant's request for such information;
- pursuant to Rule 14a-8(i)(1), because under Viant's bylaws, a stockholder does not have the right to submit a proposal for consideration at a special meeting of stockholders, which meeting can be called only by the Board of Directors or certain specified officers and is limited to business that is specified in the notice, and accordingly the matter proposed is an improper subject for stockholder action under Delaware law; and
- pursuant to Rule 14a-8(i)(9), because the Proposal would be in direct conflict with the proposal Viant intends to submit to its stockholders at the Special Meeting, which is to approve the proposed Merger with a subsidiary of divine.

I. Proponent Failed To Establish the Requisite Eligibility to Submit a Stockholder Proposal and Therefore the Proposal may be Properly Excluded Under Rules 14a-8(b) and 14a-8(f).

The Proposal may be properly excluded pursuant to Rules 14a-8(b) and 14a-8(f) because the Proponent failed to demonstrate that it is eligible to submit a proposal. Under Rules 14a-8(b) and 14a-8(f), the Proponent has the burden of establishing proof of the eligibility requirements. Rule 14a-8(b)(1) requires a proponent, at the time of submission of a proposal, to meet certain eligibility requirements, including a requirement that the proponent must have continuously held at least $2000 in market value, or 1%, of the company's securities, for at least one year by the date the proponent submits the proposal. Rule 14a-8(b)(2) further requires that, unless a proponent is the registered holder of the company's securities, a proponent must prove its eligibility to the company by submitting to the company a written statement from the "record" holder of the proponent's securities (usually a broker or bank) verifying that, at the time the proposal was submitted, the proponent continuously held the securities for at least one year.

Where the proponent has failed to comply with Rule 14a-8(b), the company, pursuant to Rule 14a-8(f), may exclude the proposal, but only after the company has notified the proponent of the deficiency and the proponent has failed to correct such deficiency. Rule 14a-8(f)(1) provides that (i) within 14 days of receiving the proposal, the company must notify the proponent in writing of any procedural or eligibility deficiencies, as well as of the time frame for the proponent's response and (ii) the proponent must respond to the company and correct such deficiency within 14 days from the date the proponent received the company's notification.

The Proponent Letter, dated May 17, 2002 and received by Viant on May 20, 2002, stated that the Proponent held the requisite number of shares of Viant for the required one-year period and intends to hold such shares through the date of the Special Meeting. However, the Proponent did not appear as a registered holder of Viant's securities on Viant's stockholder records, based on a report generated by Viant's transfer agent dated March 31, 2002. In addition, the Proponent failed to provide, as required by Rule 14a-8(b)(2), a written statement from the record holder of the Proponent's shares verifying that, at the time the Proposal was submitted, the Proponent continuously held the shares for at least one year.

By letter dated May 22, 2002, a copy of which is attached hereto as Attachment B (the "Viant Letter"), Viant, in accordance with Rule 14a-8(f)(1), notified the Proponent that the Proponent failed to prove its eligibility as required by Rule 14a-8(b)(2). Viant requested that the Proponent (i) provide Viant a written statement from the record holder of the Proponent's shares verifying that, at the time the Proposal was submitted, the Proponent continuously held the shares for at least one year and (ii) provide such written statement to Viant within 14 days of its receipt of the Viant Letter. Proof of facsimile transmission and overnight courier delivery of the Viant letter are attached hereto as Attachment C.

The Proponent has failed to submit proper verification of its eligibility information, as required by Rule 14a-8(b), and because the 14-day period provided by Rule 14a-8(f)(1) for the Proponent to furnish such information to Viant has expired, we believe that Viant may exclude the Proposal under Rule 14a-8(b) and 14a-8(f). The Staff has consistently taken the position that a stockholder proposal may be excluded under Rule 14a-8(f) if a proponent fails to provide sufficient evidence that it satisfies the eligibility requirements under Rule 14a-8(b). Among the recent no-action letters to this effect are Loews Corporation (March 8, 2002), Oracle Corporation (June 22, 2001), General Motors Corporation (April 3, 2001), Bank of America Corporation (February 12, 2001), Eastman Kodak Company (February 7, 2001 and February 5, 2001), and The Coca-Cola Company (January 19, 2001).

II. The Proposal is Improper Under Delaware Law and Therefore May be Excluded Under Rule 14a-8(i)(1) Because, Under Viant's Bylaws, a Stockholder Does Not Have the Right to Submit a Proposal for Consideration at a Special Meeting of Stockholders.

Rule 14a-8(i)(1) permits a registrant to exclude a shareholder proposal if it "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." For the reasons set forth below, we believe that the Proposal is not a proper subject for stockholder action at the Special Meeting under Delaware law, the jurisdiction of Viant's organization.

Section 211(d) of the Delaware General Corporation Law (the "DGCL") provides that a special meeting may be called by the board of directors or by such other person or persons as may be authorized by the certificate of incorporation or the bylaws. Under Article II, Section 2.3 of Viant's bylaws, special meetings may only be called by the Board of Directors, the Chairman of the Board, the Chief Executive Officer, or the President of Viant.

Moreover, although Section 211(b) of the DGCL, which governs annual meetings, specifically states that "any other proper business may be transacted" at an annual meeting, neither the DGCL nor Viant's bylaws provide that "any other proper business may be transacted" at a special meeting.

Furthermore, Section 222(a) of the DGCL requires that the notice of a special meeting specify the purpose or purposes for which a special meeting is called. Similarly, Article II, Section 2.3 of Viant's bylaws requires, in the case of a special meeting, that the written notice state the nature of the business proposed to be transacted and provides that "[n]o business may be transacted at such special meeting otherwise than specified in such notice." In contrast, no such requirements exist under the DGCL or Viant's bylaws regarding the notice of an annual meeting. Accordingly, under the DGCL and these provisions of Viant's bylaws, business which may be properly transacted at an annual meeting may not be lawfully transacted at a special meeting, if acting on such business is not a purpose for which the special meeting was called by a person specifically authorized by the DGCL and Viant's bylaws to call a special meeting.

In previous no-action letters the Staff has concurred with the view that, under Delaware law (and the law of other states, as well), a proposal by a stockholder who is not otherwise authorized to call a special meeting may be excluded from consideration at special meetings called for the sole purpose of submitting a merger agreement to stockholders. See, e.g., J.P. Morgan & Co. Incorporated (December 22, 2000) (under Delaware law); Fleet Financial Group, Inc. (April 20, 1999) (under Rhode Island law); Harrah's Entertainment, Inc. (October 9, 1998) (under Delaware law); R.H. Macy & Company, Incorporated (July 2, 1986) (under New York law); The Bendix Corporation (December 20, 1982) (under Delaware law); Trans World

Corporation (September 12, 1979) (under Delaware law). Specifically, in The Bendix Corporation, the Staff concluded that "in view of the specific purpose for which the special meeting has been called, and the statutory prohibition on the transaction of other business at such a meeting, and in reliance upon the opinion of Company counsel, it would appear that Proponent's Proposal is inappropriate for shareholder action at the special meeting."

We respectfully submit that the Staff's conclusion in The Bendix Corporation applies with respect to the Proposal. In accordance with Delaware law and Viant's bylaws, the Board of Directors intends that the Special Meeting be called for the purpose of allowing stockholders to vote on a specific proposal: the proposed Merger of Viant with a subsidiary of divine. The Board of Directors did not authorize the transaction of any other business, or the voting on any other matters, at the Special Meeting. Additionally, as noted above, under Delaware law and Viant's bylaws only the Board of Directors or certain specified officers may call a special meeting and specify the matters to be acted upon at a special meeting. Stockholders have no independent authority to propose matters for consideration at a special meeting, regardless of the subject matter. Accordingly, under Delaware law and Viant's bylaws, the Proposal is not a proper subject for consideration at the Special Meeting and, therefore, may be properly and lawfully excluded from the Proxy Materials in accordance with Rule 14a-8(i)(1). In support of this argument and pursuant to the requirements of Rule 14a-8(j)(iii), we have attached to this letter as Attachment D a legal opinion of Richards, Layton & Finger, Viant's special counsel on matters of Delaware law.

III. The Proposal May be Excluded Under Rule 14a-8(i)(9) Because it would be in Direct Conflict with the Proposal Viant Intends to Submit to the Stockholders at the Special Meeting.

Under Rule 14a-8(i)(9), a registrant may omit a shareholder proposal and supporting statement from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting."

At the Special Meeting, Viant's stockholders will be asked to consider and vote upon the proposed Merger with a subsidiary of divine. The Proposal seeks to put forth an alternative, and contradictory, merger proposal in that it calls for Viant to be merged with and into IT Acquisition Corp. pursuant to which all Viant stockholders will be paid $1.60 per share in cash as consideration for their shares. These transactions are mutually exclusive in that it would be impossible for Viant to consummate both transactions. Submitting both proposals to a stockholder vote could provide inconsistent and ambiguous results in so far as the stockholders could approve Viant's proposal and therefore approve the divine Merger, while at the same time approving the Proposal and thereby approving an entirely inconsistent transaction. The Proposal directly conflicts with Viant's own proposal – it is expressly an alternative to Viant's own proposal. Because the Proposal and Viant's proposal are mutually exclusive, we believe that the Proposal may be properly omitted from the Proxy Materials pursuant to Rule 14a-8(i)(9).

The Staff has consistently taken no-action positions in similar situations where a stockholder proposal was in opposition to the company's proposal for which the special meeting was called. See, e.g. Unicom Corporation (February 14, 1999) (regarding a stockholder proposal to reject a merger that was omitted from the company's proxy materials in which stockholders were asked to approve the same merger); Scudder New Europe Fund, Inc. (April 29, 1999) (regarding a shareholder proposal to conduct a no-fee in kind tender offer for shares of a closed-end mutual fund that was omitted from the company's proxy materials in which shareholders were asked to approve proposals by management to open-end the fund and to merge it with another fund); Interlinq Software Company (April 20, 1999) (regarding a shareholder proposal seeking company to effect a self-tender that was excluded from the proxy material in which the shareholders were asked to approve a merger proposal); Fitchburg Gas and Electric Light Company (July 30, 1991) (regarding a proposal by shareholders requesting solicitation of third party offers to purchase the company, or alternatively a share purchase, that was excluded from the proxy materials in which the company was seeking shareholder approval of a merger proposal); Bluefield Supply Company (April 15, 1985) (stockholder proposal mandating the appointment of an independent committee for the purpose of recommending proposals for optimizing stockholder returns on investment was excludable from proxy materials for a special meeting called for the purpose of obtaining stockholder approval of a merger proposal); and Executive Industries, Inc. (June 26, 1981) (proposal to repurchase shares properly omitted from proxy materials seeking approval of merger).

Furthermore, in light of the inherent conflict between Viant's proposed Merger and the Proposal, the Proposal appears to be a direct effort by Mr. Joshi to oppose the timely consummation of the Merger. Relying on Rule 14a-8(i)(9), the Staff has on several occasions explicitly confirmed the propriety of the exclusion of a stockholder proposal where the *primary purpose* of the proposal was to oppose a merger proposal by management. See Executive Industries, Inc., supra (the Staff's response letter to the company stated that the stockholder proposal "would be in contradiction to management's purpose in submitting its merger proposal" and that "there appears to be some basis for the view that the primary purpose of the proposal is to oppose stockholder approval of the merger"); and Scudder New Europe Fund, Inc., supra (citing Executive Industries, the Staff stated in its response letter that "[u]nder the precursor to (i)(9), the staff took the position that a shareholder proposal may be excluded if its primary purpose is to counter shareholder approval of a management proposal").

Because (i) the Proposal and Viant's proposal require inconsistent and irreconcilable results; (ii) submitting both proposals to a vote of the stockholders at the Special Meeting would be inherently confusing, could result in an inconsistent and inconclusive mandate for Viant's management; and (iii) the primary purpose of the Proposal is to oppose Viant's proposed Merger, we believe that the Proposal may properly be excluded from the Proxy Materials under Rule 14a-8(i)(9).

IV. Conclusion

For the foregoing reasons, on behalf of Viant we respectfully request that the Staff confirm that (i) the Proposal may be properly excluded from Viant's Proxy Materials, and (ii) the Staff will not recommend any enforcement action to the Commission if the Proposal is excluded from the Proxy Materials. In the event that the Staff has any questions or comments concerning this letter, please contact the undersigned at (415) 947-2005. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. We request that the Staff forward a copy of any response that it may receive from the Proponent by facsimile to the undersigned at (415) 947-2099.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Michael S. Dorf

Attachments

Cc (w/ attachments): Yash P. Joshi, President
IT Acquisition Corp. (via facsimile and overnight courier)

Viant Corporation

Jude M. Sullivan, divine, Inc.
Jeffrey R. Patt, Katten Muchin Zavis Rosenman

ATTACHMENT A

Letter dated May 17, 2002 from Yash P. Joshi to the Board of Directors of Viant Corporation.

IT Acquisition Corp.

May 17, 2002

To:
The Board of Directors, Viant Corporation
Robert L. Gett, Chairman of Board and CEO
Jenne K. Britell, Director
Kevin W. English, Director
John Gibbons, Director
William E. Kelvie, Director
Venetia Kontogouris, Director
Viant Corporation
89 South Street
Boston, MA 02111

Re: Shareholder Resolution

Pursuant to Rule 14a-8 of the SEC Act of 1934, I hereby request you to include the following additional resolution at the upcoming special shareholders meeting called by you in connection with a proposal to merge Viant with Divine Inc.

"Resolved that Viant Corporation be merged with and into IT Acquisition Corp. pursuant to which all Viant shareholders will be paid $1.60 per share in cash as consideration for their shares."

I hereby certify that I have owned at least $2,000 worth of Viant shares for at least 1 year, and that I intend to hold at least $2,000 worth of Viant shares through the date of the special meeting of shareholders.

Yash P. Joshi
Shareholder, Viant Corporation
(908) 578-7144 phone

Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

ATTACHMENT B

Letter Dated May 22, 2002 from Viant Corporation to Yash P. Joshi

VIANT

www.viant.com

May 22, 2002

VIA FACSIMILE AND FEDERAL EXPRESS

Yash P. Joshi
President
IT Acquisition Corp.
63 Wade Drive
Summit, NJ 07901

Dear Mr. Joshi:

Viant Corporation ("Viant") has received your letters dated May 17, 2002, pursuant to which you requested that Viant include a proposal at the special stockholders meeting (the "Special Meeting") to be called in connection with Viant's proposed merger with divine, Inc. ("divine"), and reiterated your request that Viant enter into discussions with you regarding your interest in acquiring and reorganizing Viant.

With respect to your request that Viant include your proposal at the Special Meeting, Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), requires, among other things, that a stockholder who submits a proposal must own shares having a market value of $2,000 or representing 1% of the outstanding shares entitled to vote. Such stockholder must have held these shares continuously for at least one year prior to the date the proposal was submitted and must provide the company with sufficient proof of such share ownership. Because you did not appear as a registered holder of Viant's securities on our transfer agent's records (based on a report dated March 31, 2002), you must prove your eligibility in the manner specified in Rule 14a-8(b)(2)(i) or (ii).

According to Rules 14a-8(b)(2)(i) and (ii), sufficient proof of eligibility may take either of the following forms:

- A written statement from the "record" holder (i.e., a broker or bank) of your shares verifying that, at the time you submitted your proposal, you continuously held the shares for at least one year, and your own statement that you intend to continue to hold the shares through the date of the Special Meeting; or

- If you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, your written statement that you continuously held the required number of shares for the one-year period, and your written statement that you intend to continue ownership of the shares through the date of the Special Meeting.

You have not provided the documents required to be submitted under Rule 14a-8(b)(2)(i) or (ii) in order to prove your eligibility to submit a stockholder proposal under Rule 14a-8. Accordingly, if you fail to remedy this deficiency with an appropriate response postmarked, or transmitted electronically, no later than 14 days from the date you receive this notification, your proposal will be excluded from the proxy materials to be sent to Viant's stockholders in connection with the Special Meeting pursuant to Rule 14a-8(f), and Viant will file its reasons for excluding your proposal with the Securities and Exchange Commission and will provide you with a copy of this submission pursuant to Rule 14a-8(j).

In the event that you are able to demonstrate your eligibility to submit a stockholder proposal under Rule 14a-8(b)(2), Viant intends to exclude your proposal from the proxy materials to be sent to its stockholders in connection with the Special Meeting for the following reasons, among others:

- Under Viant's bylaws, only the Board of Directors or certain specified officers may call a special meeting of stockholders, and the only business that may be conducted at a special meeting is that specified in the notice. Unlike an annual meeting, a stockholder does not have the right under Viant's bylaws to submit a proposal for consideration at a special meeting of stockholders. Accordingly, Viant would be permitted to exclude your proposal, if properly submitted, under Rule 14a-8(i)(1), because it is improper under Delaware law; and

- Your proposal, if properly submitted, would be in direct conflict with the proposal Viant intends to submit to its stockholders at the Special Meeting, which is to approve the proposed merger with divine. Accordingly, Viant would be permitted to exclude your proposal, if properly submitted, under Rule 14a-8(i)(9).

Viant also reserves the right to exclude your proposal from the proxy materials to be sent to its stockholders in connection with the Special Meeting for other reasons to the extent permitted under Rule 14a-8. In the event that you elect to resubmit your proposal with the supporting documents required to demonstrate your eligibility to submit a stockholder proposal under Rule 14a-8, Viant intends to file its reasons for excluding your proposal, including those set forth above, with the Securities and Exchange Commission and will provide you with a copy of this submission pursuant to Rule 14a-8(j).

With respect to your request that Viant enter into discussions with you regarding your interest in acquiring and reorganizing Viant, we believe that your assertions as to the duties of our Board of Directors are inconsistent with Delaware law. Viant has entered into a strategic stock-for-stock business combination transaction with divine in connection with which control of the combined entity will remain in the public market. Because the proposed business combination transaction with divine does not constitute a "sale" or "change of control" under Delaware law, the "*Revlon* duties" that you refer to in your letter are not applicable. In connection with its decision to approve the proposed divine transaction, our Board of Directors took into account both the long-term and short-term interests of stockholders in the exercise of its business judgment, as required under Delaware law in non-*Revlon* situations.

Our Board of Directors has again considered your request that Viant enter into discussions with you regarding your interest in acquiring and reorganizing Viant in light of its obligations under the merger agreement with divine and its applicable fiduciary duties and has concluded that it continues to have no interest in pursuing your indication of interest at this time.

Viant Corporation

Robert L. Gett, Chairman and
Chief Executive Officer

cc: Board of Directors

Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

ATTACHMENT C

Proof of Facsimile Transmission and Overnight Courier Delivery to Yash P. Joshi of the Viant Letter Dated May 22, 2002

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VIANT

www.viant.com

FAX Viant • 89 South Street, • Boston • MA 02111 • Main: (617) 531-3700 • Fax: (617) 531-3803

TO: Yash P. Joshi FROM: D. Nesmith

COMPANY:

FAX: 908 598 0259 PAGES: 4

PHONE: DATE: 5/22/02

RE: CC:

☐ urgent ☐ for review ☐ please comment ☐ please reply

COMMENTS:

*** TRANSMISSION REPORT ***

PRINT TIME 05/22 '02 14:31 ID: FAX:

U*****2AP 181 C

TIMER=--:--

FILE No.	START TIME	MODE		LOCATION	STORE PAGE	TX/RX PAGE	TOTAL TIME	CODE
366	05/22 14:28	TX	ADF	19085980259	0	4/ 0	02'36"	OK

ERROR PAGE=

ATTACHMENT D

Legal Opinion of Richards, Layton & Finger on Matters of Delaware Law Pursuant to the Requirements of Rule 14a-8(j)(iii)

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
P.O. BOX 551
WILMINGTON, DELAWARE 19899
(302) 651-7700
FAX: (302) 651-7701
WWW.RLF.COM

June 5, 2002

Viant Corporation
89 South Street
Boston, Massachusetts 02111

Ladies and Gentlemen:

We have acted as special Delaware counsel to Viant Corporation, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") by Yash P. Joshi (the "Proponent"), a purported stockholder of the Company, which he has indicated he desires to present for consideration at the Company's special meeting of stockholders (the "Special Meeting") which is expected to be held in connection with the Company's proposed Merger (as defined below) with a subsidiary of divine, Inc. In this connection, you have requested our opinion as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on June 21, 1999 and effective June 23, 1999; a Certificate of Amendment of Certificate of Incorporation of the Company as filed with the Secretary of State on February 3, 2000; and a Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock of the Company as filed with the Secretary of State on April 27, 2001 (collectively the "Certificate");

(ii) the Amended and Restated Bylaws of the Company, effective June 23, 1999, which we assume constitute the bylaws of the Company as in effect on the date hereof;

(iii) correspondence between the Proponent and the Company regarding the Proposal, said correspondence consisting of: (a) a May 17, 2002 letter from the Proponent to the Company requesting to submit the Proposal at the Special Meeting (the "Request") and certifying his purported stock ownership and (b) the Company's May 22, 2002 response to the Request;

(iv) a draft version of the submission to the Securities and Exchange Commission by the Company for no-action relief with respect to the Proposal; and

(v) a draft version of the Form S-4 to be filed with the Securities and Exchange Commission with respect to the Merger (as defined below).

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering this opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own, but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional factual matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The text of the Proposal reads as follows:

> Resolved that Viant Corporation be merged with and into IT Acquisition Corp. pursuant to which all Viant shareholders will be paid $1.60 per share in cash as consideration for their shares.

The Proponent states his desire to present the Proposal at the Special Meeting ("I hereby request you to include the following additional resolution at the upcoming special shareholders meeting called by you in connection with a proposal to merge Viant with Divine Inc.")

We understand that the Board of Directors (the "Board") intends to call the Special Meeting for the sole purpose of considering and voting upon the Agreement and Plan of Merger and Reorganization (the "Merger Agreement"), dated as of April 5, 2002, by and among divine, inc., DVC Acquisition Company, a wholly-owned subsidiary of divine, and the Company (the "Merger"). The Proposal is unrelated to the Merger. You have requested our opinion whether, under Delaware law, the Proposal would constitute a proper subject for shareholder action at the Special Meeting.

Section 211(d) of the General Corporation Law of the State of Delaware (the "General Corporation Law"), provides that "[s]pecial meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." 8 Del. C. § 211(d). Here, the Bylaws vest such power solely in the Board, the Chairman of the Board of the Company, the Chief Executive Officer of the Company and the President of the Company. Section 2.3 of the Bylaws provides:

> A special meeting of the stockholders may be called at any time by the board of directors, or by the chairman of the board, or by the chief executive officer, or by the president.
>
> If a special meeting is called by any person or persons other than the board of directors, the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the chairman of the board, the president or the secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The officer receiving the request shall cause notice to be promptly given to the stockholders entitled to vote, in accordance with the provisions of Sections 2.4 and 2.6 of this Article II, that a meeting will be held at the time requested by the person or persons calling the meeting, not less than ten (10) nor more than sixty (60) days after the receipt of the request. Nothing contained in this paragraph of this Section 2.3 shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the board of directors may be held.

(emphasis added).

Section 222(a) of the General Corporation Law requires that the notice of a special meeting of stockholders state "the purpose or purposes for which the meeting is called." 8 Del. C. § 222(a). No such requirement exists under Delaware law regarding the notice for an annual meeting of stockholders, see Gottlieb v. McKee, 107 A.2d 240 (Del. Ch. 1954), and under Delaware law the business transacted at a special meeting of stockholders must be limited to that stated in the notice of meeting, see Catalano v. Trans World Corp., C.A. No. 5978, Marvel, C., slip op. at 1-2 (Del. Ch. Sept. 19, 1979), and Vogtman v. Merchants' Mortgage & Credit Co., 178 A. 99, 104 (Del. Ch. 1935). Indeed, Section 2.3 of the Bylaws specifically provides that "[n]o business may be transacted at such special meeting otherwise than specified in such notice." Moreover, while Section 211(b) of the General Corporation Law provides that an annual meeting of shareholders shall be held for the election of directors and that "[a]ny other proper business may be transacted at the annual meeting," 8 Del. C. § 211(b), notably Section 211(d) -- which deals with special meetings of stockholders -- contains no such authorization for the transaction of "any other proper business" at a special meeting of stockholders.

In addition, and of particular relevance here, the General Corporation Law expressly contemplates the calling of a special meeting of stockholders for consideration of adoption of a merger agreement. Section 251(c) of the General Corporation Law provides that a merger agreement requiring stockholder approval shall be submitted to the stockholders either at an annual meeting or at a "special meeting for the purpose of acting on the agreement." 8 Del. C. § 251(c). Furthermore, while somewhat unclear, the Proposal appears to seek a stockholder vote to approve a merger between the Company and IT Acquisition Corp. It is well settled under Delaware law that the board of directors of a corporation must adopt a resolution approving a merger agreement prior to such agreement being submitted to a vote of the corporation's stockholders. See e.g., 8 Del. C. § 251(b); Tansey v. Trade Show News Networks, Inc., C.A. No. 18796, Strine, V.C., slip op. at 9-10 (Del. Ch. Nov. 27, 2001) (invalidating merger because, among other reasons, the merger "was never validly approved by the TSNN board in accordance with 8 Del. C. § 251(b)"). The Board has not approved the merger set forth in the Proposal.

Thus, Delaware law and the Bylaws place strict limits both on the call of a special meeting of stockholders and on the transaction of business at such a special meeting. Business which might properly be transacted at an annual meeting of stockholders may not lawfully be transacted at a special meeting of stockholders if such business is not related to the purpose for which the special meeting was called by a person authorized to do so. The right to specify the business to be transacted at a special meeting of stockholders is part of, and necessarily derived from, the right to call the meeting (as recognized in Section 2.3 of the Bylaws, providing that special meetings call by authorized persons other than the Board shall set forth "the general nature of the business proposed to be transacted"). No provision is made under Delaware law for the transaction at a special meeting of stockholders of any business which is not related to the purpose for which the meeting was called. To require consideration at a special meeting of such unrelated business would negate the very purpose of the above-cited provisions of the General Corporation Law and Section 2.3 of the Bylaws.

Here, the Proponent is not a person authorized under the General Corporation Law or under the Bylaws to call a special meeting of stockholders of the Company and the Proposal is not related to the purpose for which the Special Meeting is to be called, i.e., approval of the Merger Agreement.

Based upon and subject to the foregoing, and subject to the limitations stated hereinbelow, it is our opinion that under Delaware law the Proposal is not a proper subject for action by the stockholders of the Company at the Special Meeting.

The foregoing opinion is limited to the General Corporation Law of the State of Delaware, and we have not considered and express no opinion on the effect of any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body. The foregoing opinion is rendered as of the date hereof, and we express no opinion as to the effect of any change of fact or law occurring subsequent to the date hereof.

This opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you intend to furnish a copy of this opinion to the Securities and

Exchange Commission in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion may not be furnished or quoted to, or relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/MDA

IT Acquisition Corp.

VIA OVERNIGHT FEDEX

June 11, 2002

RECEIVED
2002 JUN 12 PM 5:03
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

To:
Securities and Exchange Commission,
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder proposal for Viant Corporation

Ladies and gentlemen:

The counsel for Viant Corporation, Wilson, Sonsini, Goodrich & Rosati, mailed a letter to you on June 7, 2002, with a copy to me, indicating that Viant would exclude my shareholder proposal. While they included my three-line proposal as an attachment to their letter, they neglected to include the accompanying letter from me to Viant explaining the reasons for the proposal. I, therefore, would like to include all correspondence between Viant and me/ IT Acquisition Corp, since it is all very relevant. The following Exhibits, in chronological order, represent the full correspondence:

Exhibit 1: My letter dated May 7, 2002 to Viant indicating my company's offer to acquire Viant for $1.60 per share all-cash for all-shares, a significant premium to the then $1.28 market price of Viant shares. (My repeated phone calls were not returned by Viant Board or management).

Exhibit 2: Viant's letter to me dated May 14, 2002, turning down my offer.

Exhibit 3: My letter to Viant dated May 17, 2002 indicating 10 bulleted reasons why the Viant/Divine merger proposed by Viant management is bad for Viant shareholders, and why my company's offer of $1.60 per share is significantly superior. Also included was my shareholder proposal.

Exhibit 4: Viant's letter to me dated May 22, 2002, indicating that they would not include my proposal in the proxy statements.

Exhibit 5: Viant counsel's letter to the SEC dated June 7, 2002, without attachments.

You will understand my angst if you peruse these letters. My angst is further compounded by a subsequent transaction. On May 30, 2002, Divine, the Viant acquirer, signed a deal with financial investors to sell them 10.2 million Divine common share-

63 Wade Drive. Summit, NJ 07901 Tel: (908) 578-7144 Fax: (908) 598-0259

equivalent convertible preferred shares plus 1.6 million common-share-equivalent 5-year warrants for $61 million cash. In contrast, Viant's proposed merger gives Divine approximately $80 million in cash from Viant in exchange for 7.8 million Divine common shares. Assuming Viant's business is worth zero (despite both managements highlighting the synergies at the merger announcement conference call), the financial terms suggest that Viant will give 30% more cash to Divine as compared to the financial investors, for 24% fewer shares! And Viant shareholders get common shares, while the financial investors get convertible preferred shares with various protections, with 16% attached warrants!

I will not speculate on management's motives for proceeding with the Divine merger when it clearly destroys shareholder value on a grand scale. However, I feel that while you may decide to allow Viant to exclude my proposal for vote for various reasons, Viant should, at the very least, be required to disclose the contents of this letter and all attached exhibits to shareholders, because it is all very relevant for the Divine merger vote.

But that will not be enough. While such a disclosure will clearly establish why we feel the Divine merger on current terms is bad for Viant shareholders, the alternative for shareholders is continuation of management who has shown complete disregard for shareholders. Therefore, in order to provide Viant shareholders with a meaningful alternative to a lousy merger deal, or entrenched management, we would like to make a tender offer to Viant shareholders offering $1.60 per share cash for all shares, a 30%+ premium to the $1.22 market price yesterday. Unfortunately, as you will see from Viant's letter dated May 22, 2002 (Exhibit 4), their denial of the "applicability of Revlon-duties" suggests that they intend to use the "poison pill" on anyone planning to acquire more than 15% of the outstanding shares. (Perversely, the poison pill is called Shareholder Rights Plan, though it is being used to deny shareholders the right to get a 30%+ higher value). The legal battles will destroy more shareholder value. So, I respectfully request the SEC to opine about the whether the poison pill is invalid now that Viant is for sale; or that the SEC require Viant management to invalidate the poison pill at least for our tender offer to fellow Viant shareholders prior to the record date for the Viant-Divine merger vote.

Please feel free to call me at (908) 578-7144.

Sincerely

Dr. Yash P. Joshi

CC: Viant Corporation

63 Wade Drive, Summit, NJ 07901 Tel: (908) 578-7144 Fax: (908) 598-0259

Exhibit 1

IT Acquisition Corp.

May 7, 2002

To:
The Board of Directors, Viant Corporation
Robert L. Gett, Chairman of Board and CEO
Jenne K. Britell, Director
Kevin W. English, Director
John Gibbons, Director
William E. Kelvie, Director
Venetia Kontogouris, Director
Viant Corporation
89 South Street
Boston, MA 02111

CONFIDENTIAL

Re: Acquisition Proposal

We have been following your proposed merger transaction with Divine Inc., and would like to make a proposal which, we believe, will be substantially better for Viant and its shareholders. This letter outlines our proposal to acquire and reorganize Viant Corporation. We would like to have the opportunity to review it with you in greater detail.

The two key elements of our proposal are:

1. We offer $1.60 per share in cash, or 1 equity share of IT Acquisition Corp. at the option of Viant shareholders, for each share of Viant stock. There will be no change in the terms of the stock options.

2. Additionally, post-acquisition, we intend to significantly downsize Viant's US operation while building offshore capability with the immediate objective of reducing the cash-burn to zero by the December 2002 quarter.

You will note that our offer represents a significant premium to the current Viant stock price of $1.28 per share as of the close of market on May 6. Additionally, the offer is significantly superior to the Divine merger proposal in that our $1.60 cash offer allows Viant shareholders, if they so wish, to purchase 4 shares of Divine at current market price of $0.23 per share and have $0.68 per share in cash left over. In contrast, the Divine proposal forces Viant shareholders to accept approximately 4 shares of Divine plus approximately $0.50 per share in cash. Thus, our proposal allows Viant shareholders to recreate the Divine offer on their own, if they so wish, and have additional $0.16 left over based on current market prices. And, of course, Viant shareholders desirous of participating in the restructuring will have the opportunity to do so by accepting 1 share

63 Wade Drive, Summit, NJ 07901 Tel: (908) 578-7144 Fax: (908) 598-0259

of IT Acquisition Corp. for each Viant share instead of cash. Furthermore, Viant shareholders have the option of exchanging any part of their Viant shares for cash and the balance of their Viant shares for shares in the new entity—this allows shareholders to take some money off the table but still participate in any potential upside from the reorganization if they are willing to accept the related risks.

Our offer is well-financed—if all Viant shareholders opt for the $1.60 in cash, we would pay out an estimated $80 million from Viant's current cash balance of $116 million and still have sufficient funds left over to restructure the business to make it cash flow positive.

The management of the merged entity will be led by Dr. Yash P. Joshi. Dr. Joshi has over 18 years of experience in Finance and Strategy, including management consulting experience at McKinsey & Co., and operational management experience as CFO and CEO of two offshore-based companies. Dr Joshi has a Ph.D. in Finance from the University of Pittsburgh, Pittsburgh, PA.

The terms of our offer will be incorporated in an acquisition agreement acceptable to each of us, and our respective counsel. This proposal will remain valid until May 14, 2002. Please call me at (908) 578-7144 so that we can meet and discuss this further.

Sincerely

Yash P. Joshi
President, IT Acquisiton Corp.
(908) 578-7144

Exhibit 2

VIANT

www.viant.com

May 14, 2002

Yash P. Joshi
President
IT Acquisition Corp.
63 Wade Drive
Summit, NJ 07901

Dear Mr. Joshi:

Viant Corporation ("Viant") has received your letter dated May 7, 2002, pursuant to which you indicated your interest in acquiring and reorganizing Viant. Our Board of Directors has considered your proposal and has concluded that it has no interest in pursuing this indication of interest at this time.

Viant Corporation

Robert L. Gett, Chairman of the
Board and Chief Executive Officer

Exhibit 3

IT Acquisition Corp.

May 17, 2002

To:
The Board of Directors, Viant Corporation
Robert L. Gett, Chairman of Board and CEO
Jenne K. Britell, Director
Kevin W. English, Director
John Gibbons, Director
William E. Kelvie, Director
Venetia Kontogouris, Director
Viant Corporation
89 South Street
Boston, MA 02111

CONFIDENTIAL

Re: Acquisition Proposal

We received your brief response dated May 14, 2002 denying our request for a meeting to discuss our proposal. We are surprised and disappointed at your response. Our proposal is demonstrably superior to the Divine proposal as we have explained in our earlier letter. We remind you that having signed a definitive agreement to sell control of Viant, the Viant Board's "Revlon duties" have been triggered—the duties of the Board have now changed from preserving the company as a corporate entity to maximization of the company's value for the shareholders benefit. As indicated earlier, our proposal is to offer $1.60 all-cash for all outstanding shares. This amount is now significantly higher than the current stock price of Viant ($1.29 at close yesterday), and the Divine proposal (4 Divine shares at $.22 per share plus $0.49 per share dividend equals $1.37 per share). Clearly our proposal is better. By ignoring it or rejecting it without discussion, you fail your "Revlon duties."

Assuming that you are working on a better deal than the one with Divine which you "unanimously recommended", please be advised that any proposal that you now recommend for shareholder approval has to offer at least $1.60 per share in cash as guaranteed value, or provide all shareholders with the option of selling all their shares for $1.60 in cash; without such a provision, any proposal would be inferior to ours.

Alternatively, if you chose not to discuss our proposal with us, the attached separate letter from a shareholder requires you, pursuant to Rule 14a-8 of the SEC Act of 1934, to include the following additional resolution for voting by Viant shareholders in the upcoming special shareholders meeting:

63 Wade Drive, Summit, NJ 07901 Tel: (908) 578-7144 Fax: (908) 598-0259

IT Acquisition Corp.

"Resolved that Viant be merged with and into IT Acquisition Corp. pursuant to which all Viant shareholders will be paid $1.60 per share in cash as consideration for their shares."

If a majority of the outstanding shares are voted in favor of this resolution, you would then fulfill shareholder wishes and consummate the proposed merger transaction with IT Acquisition Corp.

Finally, let us indicate why we believe that the Divine transaction is bad for Viant shareholders:

- ◊ Divine has a $20 million per month cash burn rate currently, suggesting that it has only 4 months of cash remaining before it has a crisis. Viant, by contrast, has 4 years of cash at the current cash burn rate of $5-6 million per quarter.
- ◊ Divine's risk profile is much higher than Viant's. This is clear from their profile, what we have indicated above, and the fact that Divine's quarterly losses are about ten times higher than Viant's.
- ◊ Viant is currently trading at less than its cash value, and less than its liquidation value. If Divine were to trade at less than its cash value, which is around $0.10 per share or less, it could potentially trade at much less than its current price of $0.22 per share. The final value for Viant shareholders could end up being just a touch higher than the $0.49 per share dividend you are proposing!.
- ◊ Viant shareholders have counted on the substantial cash cushion as a floor to their stock value. Your proposed transaction with Divine takes away the cushion while giving the shareholders less than one-third of Viant's cash balance as guaranteed dividend with the rest in Divine's highly risky stock.. While your personal risk profile may accept this risk, you have no right to force all shareholders to take this gamble. Please feel free to buy as much Divine stock as you wish with the cash proceeds from the sale of your Viant stock at our proposed $1.60 per share, and feel free to advise Viant shareholders to do the same, but DO NOT FORCE them to accept this risk. Additionally, the fact that both Viant and Divine stocks have ratcheted down together after the merger was announced, rather than ratcheting up together, and Viant stock continues to trade below its liquidation value, suggests that the average shareholder does not like this deal!
- ◊ Assuming your merger with Divine is consummated at your current terms, we expect that most of Viant shareholders will sell their stock because the current Viant shareholders stayed with Viant in part for its safety-cushion cash balance which would disappear after the merger. This sale of 200 million Divine shares by Viant shareholders will likely drive down Divine's stock price substantially.

63 Wade Drive, Summit, NJ 07901 Tel: (908) 578-7144 Fax: (908) 598-0259

- The current Viant stock price does not reflect the fact that large shareholders are unable to sell their shares at current prices because of the low trading volume. For example, if a holder were to offer 2 million shares of Viant for sale, we believe that Viant's stock price would fall significantly. Therefore, the current share price, as low as it is, probably overstates what large Viant shareholders can sell their shares for. By contrast, our $1.60 will be available to all.
- Mr. Filipowski of Divine indicated in recent conference calls that if the Viant acquisition does not go through, there are other cash-rich companies he would seek to acquire. This suggests to us that his primary motivation for buying Viant is the cash . While that may be good for Divine shareholders, you will fail in your fiduciary duties if you sell your company's cash at 75 cents per dollar! This violates common sense.
- The fact that Divine is pursuing cash-rich companies for Divine's cash needs suggests that conventional sources of cash are unavailable to Divine, or that Divine stock is overvalued. Why should Viant shareholders buy this overvalued stock?
- It is unconscionable for Viant's Board to recommend such a risky merger without putting a collar around the Divine stock price.
- We fail to understand how you can "unanimously recommend" selling Viant for less than its liquidation value.

You have until May 22nd, 2002 to respond to this letter. After that, we will pursue other remedies.

Sincerely

IT Acquisiton Corp.

By: ______________________
Name: Dr. Yash P. Joshi
Title: President
(908) 578-7144

IT Acquisition Corp.

May 17, 2002

To:
The Board of Directors, Viant Corporation
Robert L. Gett, Chairman of Board and CEO
Jenne K. Britell, Director
Kevin W. English, Director
John Gibbons, Director
William E. Kelvie, Director
Venetia Kontogouris, Director
Viant Corporation
89 South Street
Boston, MA 02111

Re: Shareholder Resolution

Pursuant to Rule 14a-8 of the SEC Act of 1934, I hereby request you to include the following additional resolution at the upcoming special shareholders meeting called by you in connection with a proposal to merge Viant with Divine Inc.

"Resolved that Viant Corporation be merged with and into IT Acquisition Corp. pursuant to which all Viant shareholders will be paid $1.60 per share in cash as consideration for their shares."

I hereby certify that I have owned at least $2,000 worth of Viant shares for at least 1 year, and that I intend to hold at least $2,000 worth of Viant shares through the date of the special meeting of shareholders.

Yash P. Joshi
Shareholder, Viant Corporation
(908) 578-7144 phone

Exhibit 4

VIANT

www.viant.com

May 22, 2002

VIA FACSIMILE AND FEDERAL EXPRESS

Yash P. Joshi
President
IT Acquisition Corp.
63 Wade Drive
Summit, NJ 07901

Dear Mr. Joshi:

Viant Corporation ("Viant") has received your letters dated May 17, 2002, pursuant to which you requested that Viant include a proposal at the special stockholders meeting (the "Special Meeting") to be called in connection with Viant's proposed merger with divine, Inc. ("divine"), and reiterated your request that Viant enter into discussions with you regarding your interest in acquiring and reorganizing Viant.

With respect to your request that Viant include your proposal at the Special Meeting, Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), requires, among other things, that a stockholder who submits a proposal must own shares having a market value of $2,000 or representing 1% of the outstanding shares entitled to vote. Such stockholder must have held these shares continuously for at least one year prior to the date the proposal was submitted and must provide the company with sufficient proof of such share ownership. Because you did not appear as a registered holder of Viant's securities on our transfer agent's records (based on a report dated March 31, 2002), you must prove your eligibility in the manner specified in Rule 14a-8(b)(2)(i) or (ii).

According to Rules 14a-8(b)(2)(i) and (ii), sufficient proof of eligibility may take either of the following forms:

- A written statement from the "record" holder (i.e., a broker or bank) of your shares verifying that, at the time you submitted your proposal, you continuously held the shares for at least one year, and your own statement that you intend to continue to hold the shares through the date of the Special Meeting; or

- If you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, your written statement that you continuously held the required number of shares for the one-year period, and your written statement that you intend to continue ownership of the shares through the date of the Special Meeting.

You have not provided the documents required to be submitted under Rule 14a-8(b)(2)(i) or (ii) in order to prove your eligibility to submit a stockholder proposal under Rule 14a-8. Accordingly, if you fail to remedy this deficiency with an appropriate response postmarked, or transmitted electronically, no later than 14 days from the date you receive this notification, your proposal will be excluded from the proxy materials to be sent to Viant's stockholders in connection with the Special Meeting pursuant to Rule 14a-8(f), and Viant will file its reasons for excluding your proposal with the Securities and Exchange Commission and will provide you with a copy of this submission pursuant to Rule 14a-8(j).

In the event that you are able to demonstrate your eligibility to submit a stockholder proposal under Rule 14a-8(b)(2), Viant intends to exclude your proposal from the proxy materials to be sent to its stockholders in connection with the Special Meeting for the following reasons, among others:

- Under Viant's bylaws, only the Board of Directors or certain specified officers may call a special meeting of stockholders, and the only business that may be conducted at a special meeting is that specified in the notice. Unlike an annual meeting, a stockholder does not have the right under Viant's bylaws to submit a proposal for consideration at a special meeting of stockholders. Accordingly, Viant would be permitted to exclude your proposal, if properly submitted, under Rule 14a-8(i)(1), because it is improper under Delaware law; and

- Your proposal, if properly submitted, would be in direct conflict with the proposal Viant intends to submit to its stockholders at the Special Meeting, which is to approve the proposed merger with divine. Accordingly, Viant would be permitted to exclude your proposal, if properly submitted, under Rule 14a-8(i)(9).

Viant also reserves the right to exclude your proposal from the proxy materials to be sent to its stockholders in connection with the Special Meeting for other reasons to the extent permitted under Rule 14a-8. In the event that you elect to resubmit your proposal with the supporting documents required to demonstrate your eligibility to submit a stockholder proposal under Rule 14a-8, Viant intends to file its reasons for excluding your proposal, including those set forth above, with the Securities and Exchange Commission and will provide you with a copy of this submission pursuant to Rule 14a-8(j).

With respect to your request that Viant enter into discussions with you regarding your interest in acquiring and reorganizing Viant, we believe that your assertions as to the duties of our Board of Directors are inconsistent with Delaware law. Viant has entered into a strategic stock-for-stock business combination transaction with divine in connection with which control of the combined entity will remain in the public market. Because the proposed business combination transaction with divine does not constitute a "sale" or "change of control" under Delaware law, the "*Revlon* duties" that you refer to in your letter are not applicable. In connection with its decision to approve the proposed divine transaction, our Board of Directors took into account both the long-term and short-term interests of stockholders in the exercise of its business judgment, as required under Delaware law in non-*Revlon* situations.

Our Board of Directors has again considered your request that Viant enter into discussions with you regarding your interest in acquiring and reorganizing Viant in light of its obligations under the merger agreement with divine and its applicable fiduciary duties and has concluded that it continues to have no interest in pursuing your indication of interest at this time.

Viant Corporation

Robert L. Gett, Chairman and
Chief Executive Officer

cc: Board of Directors

Exhibit 5

WSGR

Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

June 7, 2002

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934, Rule 14a-8; Stockholder Proposal of Yash P. Joshi and IT Acquisition Corp.

Ladies and Gentlemen:

This letter is to inform you that our client, Viant Corporation, a Delaware corporation ("Viant"), intends to exclude from the Proxy Statement and form of proxy (collectively, the "Proxy Materials") to be mailed to its stockholders in connection with the special stockholder's meeting described below (the "Special Meeting") a stockholder proposal (the "Proposal") received from Yash P. Joshi, President of IT Acquisition Corp. (the "Proponent"). The Proponent's letter setting forth the Proposal is attached hereto as Attachment A (the "Proponent Letter").

The Special Meeting is expected to be called in connection with Viant's proposed merger (the "Merger") with a subsidiary of divine, Inc. ("divine") pursuant to a merger agreement dated as of April 5, 2002 (the "Merger Agreement"). The sole purpose of the meeting is expected to be for Viant stockholders to evaluate and vote on the proposed Merger. Viant and divine intend to file a registration statement on Form S-4 (the "Registration Statement"), which will include the Proxy Materials, with the Securities and Exchange Commission (the "Commission"), and intend to mail the definitive Proxy Materials to Viant's stockholders as soon as the Commission declares the Registration Statement effective.

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") confirm that (i) Viant may properly exclude the Proposal from its Proxy Materials for the reasons set forth below, and (ii) the Staff will not recommend any enforcement action to the Commission if the Proposal is excluded from the Proxy Materials. We also request that the Commission waive the 80-day period set forth in Rule 14a-8(j)(1), so as to permit Viant to mail definitive copies of its Proxy Materials for the Special Meeting as soon as the Commission declares the Registration Statement containing such Proxy Materials effective, which Viant anticipates will occur fewer than 80 days following the date of this letter.

One Market, Spear Tower, Suite 3300, San Francisco, CA 94105 · 415.947.2000 Tel · 415.947.2099 Fax · www.wsgr.com
PALO ALTO · KIRKLAND · AUSTIN · SAN FRANCISCO · McLEAN

Pursuant to Rule 14a-8(j), enclosed herewith on behalf of Viant are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing the Proponent of our intention to exclude the Proposal from the Proxy Materials.

The Proposal:

The Proposal is as follows: "*Resolved that Viant Corporation be merged with and into IT Acquisition Corp. pursuant to which all Viant shareholders will be paid $1.60 per share in cash as consideration for their shares.*" No statement in support of the Proposal was submitted by the Proponent.

Reasons For Excluding The Proposal:

We believe that the Proposal may be excluded from Viant's Proxy Materials for the following reasons:

- pursuant to Rule 14a-8(b) and 14a-8(f)(1), because the Proponent did not provide the requisite proof of continuous stock ownership in response to Viant's request for such information;
- pursuant to Rule 14a-8(i)(1), because under Viant's bylaws, a stockholder does not have the right to submit a proposal for consideration at a special meeting of stockholders, which meeting can be called only by the Board of Directors or certain specified officers and is limited to business that is specified in the notice, and accordingly the matter proposed is an improper subject for stockholder action under Delaware law; and
- pursuant to Rule 14a-8(i)(9), because the Proposal would be in direct conflict with the proposal Viant intends to submit to its stockholders at the Special Meeting, which is to approve the proposed Merger with a subsidiary of divine.

I. Proponent Failed To Establish the Requisite Eligibility to Submit a Stockholder Proposal and Therefore the Proposal may be Properly Excluded Under Rules 14a-8(b) and 14a-8(f).

The Proposal may be properly excluded pursuant to Rules 14a-8(b) and 14a-8(f) because the Proponent failed to demonstrate that it is eligible to submit a proposal. Under Rules 14a-8(b) and 14a-8(f), the Proponent has the burden of establishing proof of the eligibility requirements. Rule 14a-8(b)(1) requires a proponent, at the time of submission of a proposal, to meet certain eligibility requirements, including a requirement that the proponent must have continuously held at least $2000 in market value, or 1%, of the company's securities, for at least one year by the date the proponent submits the proposal. Rule 14a-8(b)(2) further requires that, unless a proponent is the registered holder of the company's securities, a proponent must prove its eligibility to the company by submitting to the company a written statement from the "record" holder of the proponent's securities (usually a broker or bank) verifying that, at the time the proposal was submitted, the proponent continuously held the securities for at least one year.

Where the proponent has failed to comply with Rule 14a-8(b), the company, pursuant to Rule 14a-8(f), may exclude the proposal, but only after the company has notified the proponent of the deficiency and the proponent has failed to correct such deficiency. Rule 14a-8(f)(1) provides that (i) within 14 days of receiving the proposal, the company must notify the proponent in writing of any procedural or eligibility deficiencies, as well as of the time frame for the proponent's response and (ii) the proponent must respond to the company and correct such deficiency within 14 days from the date the proponent received the company's notification.

The Proponent Letter, dated May 17, 2002 and received by Viant on May 20, 2002, stated that the Proponent held the requisite number of shares of Viant for the required one-year period and intends to hold such shares through the date of the Special Meeting. However, the Proponent did not appear as a registered holder of Viant's securities on Viant's stockholder records, based on a report generated by Viant's transfer agent dated March 31, 2002. In addition, the Proponent failed to provide, as required by Rule 14a-8(b)(2), a written statement from the record holder of the Proponent's shares verifying that, at the time the Proposal was submitted, the Proponent continuously held the shares for at least one year.

By letter dated May 22, 2002, a copy of which is attached hereto as Attachment B (the "Viant Letter"), Viant, in accordance with Rule 14a-8(f)(1), notified the Proponent that the Proponent failed to prove its eligibility as required by Rule 14a-8(b)(2). Viant requested that the Proponent (i) provide Viant a written statement from the record holder of the Proponent's shares verifying that, at the time the Proposal was submitted, the Proponent continuously held the shares for at least one year and (ii) provide such written statement to Viant within 14 days of its receipt of the Viant Letter. Proof of facsimile transmission and overnight courier delivery of the Viant letter are attached hereto as Attachment C.

The Proponent has failed to submit proper verification of its eligibility information, as required by Rule 14a-8(b), and because the 14-day period provided by Rule 14a-8(f)(1) for the Proponent to furnish such information to Viant has expired, we believe that Viant may exclude the Proposal under Rule 14a-8(b) and 14a-8(f). The Staff has consistently taken the position that a stockholder proposal may be excluded under Rule 14a-8(f) if a proponent fails to provide sufficient evidence that it satisfies the eligibility requirements under Rule 14a-8(b). Among the recent no-action letters to this effect are <u>Loews Corporation</u> (March 8, 2002), <u>Oracle Corporation</u> (June 22, 2001), <u>General Motors Corporation</u> (April 3, 2001), <u>Bank of America Corporation</u> (February 12, 2001), <u>Eastman Kodak Company</u> (February 7, 2001 and February 5, 2001), and <u>The Coca-Cola Company</u> (January 19, 2001).

II. The Proposal is Improper Under Delaware Law and Therefore May be Excluded Under Rule 14a-8(i)(1) Because, Under Viant's Bylaws, a Stockholder Does Not Have the Right to Submit a Proposal for Consideration at a Special Meeting of Stockholders.

Rule 14a-8(i)(1) permits a registrant to exclude a shareholder proposal if it "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." For the reasons set forth below, we believe that the Proposal is not a proper subject for stockholder action at the Special Meeting under Delaware law, the jurisdiction of Viant's organization.

Section 211(d) of the Delaware General Corporation Law (the "DGCL") provides that a special meeting may be called by the board of directors or by such other person or persons as may be authorized by the certificate of incorporation or the bylaws. Under Article II, Section 2.3 of Viant's bylaws, special meetings may only be called by the Board of Directors, the Chairman of the Board, the Chief Executive Officer, or the President of Viant.

Moreover, although Section 211(b) of the DGCL, which governs annual meetings, specifically states that "any other proper business may be transacted" at an annual meeting, neither the DGCL nor Viant's bylaws provide that "any other proper business may be transacted" at a special meeting.

Furthermore, Section 222(a) of the DGCL requires that the notice of a special meeting specify the purpose or purposes for which a special meeting is called. Similarly, Article II, Section 2.3 of Viant's bylaws requires, in the case of a special meeting, that the written notice state the nature of the business proposed to be transacted and provides that "[n]o business may be transacted at such special meeting otherwise than specified in such notice." In contrast, no such requirements exist under the DGCL or Viant's bylaws regarding the notice of an annual meeting. Accordingly, under the DGCL and these provisions of Viant's bylaws, business which may be properly transacted at an annual meeting may not be lawfully transacted at a special meeting, if acting on such business is not a purpose for which the special meeting was called by a person specifically authorized by the DGCL and Viant's bylaws to call a special meeting.

In previous no-action letters the Staff has concurred with the view that, under Delaware law (and the law of other states, as well), a proposal by a stockholder who is not otherwise authorized to call a special meeting may be excluded from consideration at special meetings called for the sole purpose of submitting a merger agreement to stockholders. See, e.g., J.P. Morgan & Co. Incorporated (December 22, 2000) (under Delaware law); Fleet Financial Group, Inc. (April 20, 1999) (under Rhode Island law); Harrah's Entertainment, Inc. (October 9, 1998) (under Delaware law); R.H. Macy & Company, Incorporated (July 2, 1986) (under New York law); The Bendix Corporation (December 20, 1982) (under Delaware law); Trans World

Corporation (September 12, 1979) (under Delaware law). Specifically, in The Bendix Corporation, the Staff concluded that "in view of the specific purpose for which the special meeting has been called, and the statutory prohibition on the transaction of other business at such a meeting, and in reliance upon the opinion of Company counsel, it would appear that Proponent's Proposal is inappropriate for shareholder action at the special meeting."

We respectfully submit that the Staff's conclusion in The Bendix Corporation applies with respect to the Proposal. In accordance with Delaware law and Viant's bylaws, the Board of Directors intends that the Special Meeting be called for the purpose of allowing stockholders to vote on a specific proposal: the proposed Merger of Viant with a subsidiary of divine. The Board of Directors did not authorize the transaction of any other business, or the voting on any other matters, at the Special Meeting. Additionally, as noted above, under Delaware law and Viant's bylaws only the Board of Directors or certain specified officers may call a special meeting and specify the matters to be acted upon at a special meeting. Stockholders have no independent authority to propose matters for consideration at a special meeting, regardless of the subject matter. Accordingly, under Delaware law and Viant's bylaws, the Proposal is not a proper subject for consideration at the Special Meeting and, therefore, may be properly and lawfully excluded from the Proxy Materials in accordance with Rule 14a-8(i)(1). In support of this argument and pursuant to the requirements of Rule 14a-8(j)(iii), we have attached to this letter as Attachment D a legal opinion of Richards, Layton & Finger, Viant's special counsel on matters of Delaware law.

III. The Proposal May be Excluded Under Rule 14a-8(i)(9) Because it would be in Direct Conflict with the Proposal Viant Intends to Submit to the Stockholders at the Special Meeting.

Under Rule 14a-8(i)(9), a registrant may omit a shareholder proposal and supporting statement from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting."

At the Special Meeting, Viant's stockholders will be asked to consider and vote upon the proposed Merger with a subsidiary of divine. The Proposal seeks to put forth an alternative, and contradictory, merger proposal in that it calls for Viant to be merged with and into IT Acquisition Corp. pursuant to which all Viant stockholders will be paid $1.60 per share in cash as consideration for their shares. These transactions are mutually exclusive in that it would be impossible for Viant to consummate both transactions. Submitting both proposals to a stockholder vote could provide inconsistent and ambiguous results in so far as the stockholders could approve Viant's proposal and therefore approve the divine Merger, while at the same time approving the Proposal and thereby approving an entirely inconsistent transaction. The Proposal directly conflicts with Viant's own proposal – it is expressly an alternative to Viant's own proposal. Because the Proposal and Viant's proposal are mutually exclusive, we believe that the Proposal may be properly omitted from the Proxy Materials pursuant to Rule 14a-8(i)(9).

The Staff has consistently taken no-action positions in similar situations where a stockholder proposal was in opposition to the company's proposal for which the special meeting was called. See, e.g. Unicom Corporation (February 14, 1999) (regarding a stockholder proposal to reject a merger that was omitted from the company's proxy materials in which stockholders were asked to approve the same merger); Scudder New Europe Fund, Inc. (April 29, 1999) (regarding a shareholder proposal to conduct a no-fee in kind tender offer for shares of a closed-end mutual fund that was omitted from the company's proxy materials in which shareholders were asked to approve proposals by management to open-end the fund and to merge it with another fund); Interlinq Software Company (April 20, 1999) (regarding a shareholder proposal seeking company to effect a self-tender that was excluded from the proxy material in which the shareholders were asked to approve a merger proposal); Fitchburg Gas and Electric Light Company (July 30, 1991) (regarding a proposal by shareholders requesting solicitation of third party offers to purchase the company, or alternatively a share purchase, that was excluded from the proxy materials in which the company was seeking shareholder approval of a merger proposal); Bluefield Supply Company (April 15, 1985) (stockholder proposal mandating the appointment of an independent committee for the purpose of recommending proposals for optimizing stockholder returns on investment was excludable from proxy materials for a special meeting called for the purpose of obtaining stockholder approval of a merger proposal); and Executive Industries, Inc. (June 26, 1981) (proposal to repurchase shares properly omitted from proxy materials seeking approval of merger).

Furthermore, in light of the inherent conflict between Viant's proposed Merger and the Proposal, the Proposal appears to be a direct effort by Mr. Joshi to oppose the timely consummation of the Merger. Relying on Rule 14a-8(i)(9), the Staff has on several occasions explicitly confirmed the propriety of the exclusion of a stockholder proposal where the *primary purpose* of the proposal was to oppose a merger proposal by management. See Executive Industries, Inc., supra (the Staff's response letter to the company stated that the stockholder proposal "would be in contradiction to management's purpose in submitting its merger proposal" and that "there appears to be some basis for the view that the primary purpose of the proposal is to oppose stockholder approval of the merger"); and Scudder New Europe Fund, Inc., supra (citing Executive Industries, the Staff stated in its response letter that "[u]nder the precursor to (i)(9), the staff took the position that a shareholder proposal may be excluded if its primary purpose is to counter shareholder approval of a management proposal").

Because (i) the Proposal and Viant's proposal require inconsistent and irreconcilable results; (ii) submitting both proposals to a vote of the stockholders at the Special Meeting would be inherently confusing, could result in an inconsistent and inconclusive mandate for Viant's management; and (iii) the primary purpose of the Proposal is to oppose Viant's proposed Merger, we believe that the Proposal may properly be excluded from the Proxy Materials under Rule 14a-8(i)(9).

IV. Conclusion

For the foregoing reasons, on behalf of Viant we respectfully request that the Staff confirm that (i) the Proposal may be properly excluded from Viant's Proxy Materials, and (ii) the Staff will not recommend any enforcement action to the Commission if the Proposal is excluded from the Proxy Materials. In the event that the Staff has any questions or comments concerning this letter, please contact the undersigned at (415) 947-2005. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. We request that the Staff forward a copy of any response that it may receive from the Proponent by facsimile to the undersigned at (415) 947-2099.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Michael S. Dorf

Attachments

Cc (w/ attachments): Yash P. Joshi, President
IT Acquisition Corp. (via facsimile and overnight courier)

Viant Corporation

Jude M. Sullivan, divine, Inc.
Jeffrey R. Patt, Katten Muchin Zavis Rosenman

WSGR

Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

June 14, 2002

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934, Rule 14a-8; Stockholder Proposal of Yash P. Joshi and IT Acquisition Corp.

Ladies and Gentlemen:

This letter supplements our letter to you dated June 7, 2002 pursuant to which we informed you that our client, Viant Corporation, a Delaware corporation ("Viant"), intends to exclude a stockholder proposal (the "Stockholder Proposal") received from Yash P. Joshi, President of IT Acquisition Corp. (the "Proponent") from the proxy materials to be mailed to Viant's stockholders in connection with a proposed special stockholder's meeting and in which we requested relief pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 with respect thereto. This letter is in response to the Proponent's letter to you dated June 11, 2002 that refers to our June 7 letter.

The Proponent has alleged that we failed to include with our June 7 letter an additional letter from the Proponent, dated May 17, 2002, which accompanied the Stockholder Proposal (the "Additional Letter"), and correspondence between the Proponent and Viant that preceded the Stockholder Proposal (the "Prior Letters"). The Additional Letter and the Prior Letters from the Proponent explained why the Proponent opposes Viant's proposed merger with a subsidiary of divine, inc. and requested that Viant's board enter into discussions with the Proponent regarding the Proponent's proposed offer to acquire Viant ("Proponent's Offer"). The Prior Letters made no mention of the Stockholder Proposal. To the extent that the Additional Letter referred to the Stockholder Proposal, it did so by referring to the letter describing the Stockholder Proposal which we provided to you with our June 7 letter, and did not provide any additional reasons in support of or make any other mention of the Stockholder Proposal. While the Prior Letters, the Additional Letter and the Stockholder Proposal all related to Proponent's Offer, the Prior Letters and the Additional Letter related to a request to engage in discussions with Viant's board regarding Proponent's Offer but did not relate to Proponent's request that Viant's stockholder's consider Proponent's Offer through the inclusion of the Stockholder Proposal in Viant's proxy materials. As the Proponent stated in the Additional Letter, the Proponent is requesting the inclusion of the Stockholder Proposal in the event that Viant's board declines to enter into discussions with the Proponent regarding Proponent's Offer. Because the Additional

Letter and the Prior Letters did not relate to the Stockholder Proposal, they did not need to be provided with our no action request pursuant to Item G.7 of the Division of Corporation Finance's Staff Legal Bulletin No. 14, which only requires that we include with our no action request all relevant correspondence relating to the Stockholder Proposal and not correspondence with the Proponent relating to other matters.

We believe that the additional matters raised in Proponent's letter to you dated June 11, 2002 are not related to the Stockholder Proposal and are beyond the scope of our no action request contained therein. However, in the event that the Staff has any questions or comments concerning Viant's position with respect to such additional matters, please contact the undersigned at (415) 947-2005. We request that the Staff forward a copy of any response that it may receive from the Proponent by facsimile to the undersigned at (415) 947-2099.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Michael S. Dorf

cc: Yash P. Joshi, President
IT Acquisition Corp. (via facsimile and overnight courier)

Viant Corporation

Jude M. Sullivan, divine, Inc.
Jeffrey R. Patt, Katten Muchin Zavis Rosenman

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

June 28, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Viant Corporation
Incoming letter dated June 7, 2002

The proposal relates to a merger proposal.

There appears to be some basis for your view that Viant may exclude the proposal under rules 14a-8(b) and 14a-8(f). We note that the proponent has failed to supply, within 14 days of receipt of Viant's request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Viant omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this conclusion, we have not found it necessary to address the alternative bases for omission upon which Viant relies.

Sincerely,

Keir Devon Gumbs
Special Counsel